UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42550

Micropolis AI Robotics

(Registrant’s Name)

Warehouse 1, Dar Alkhaleej Building

Dubai Production City, Dubai, UAE

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Notice of Failure to Satisfy a Continued Listing Standard

On September 29, 2026, Micropolis AI Robotics (the “Company”) received a letter dated September 29, 2026 from NYSE Regulation notifying the Company that it is not in compliance with the stockholders’ equity requirement set forth in Section 1003(a)(ii) of the NYSE American Company Guide (the “Company Guide”).

Section 1003(a)(ii) requires a listed company to maintain stockholders’ equity of at least $4.0 million if it has reported losses from continuing operations and/or net losses in three of its four most recent fiscal years. The notice stated that the Company reported stockholders’ equity of $2.2 million as of June 30, 2025 and had net losses in three of its four most recent fiscal years ended December 31, 2024. NYSE Regulation also advised that the Company is not currently eligible for an exemption from the stockholders’ equity requirements under Section 1003(a) of the Company Guide.

As a result of the notice, the Company is subject to the procedures and requirements of Section 1009 of the Company Guide. The Company must submit a plan to NYSE Regulation by October 29, 2026 describing the actions it has taken or intends to take to regain compliance with the applicable continued listing standards by March 29, 2028. The plan must include specific milestones, quarterly financial projections and details concerning any strategic initiatives the Company intends to complete. The Company intends to submit a compliance plan by October 29, 2026 and to work with NYSE Regulation to address the deficiency.

If NYSE Regulation accepts the plan, the Company will be subject to periodic reviews, including quarterly monitoring, to assess its progress toward compliance. Acceptance of the plan is not assured. If the Company does not submit a plan by the required deadline, or if NYSE Regulation does not accept the plan, the NYSE American will commence delisting proceedings. If the plan is accepted but the Company does not make progress consistent with the plan or does not regain compliance by March 29, 2028, NYSE American staff will initiate delisting proceedings as appropriate. The Company may appeal a staff delisting determination in accordance with the applicable provisions of the Company Guide.

The notice does not itself constitute a suspension of trading or a delisting determination, and has no immediate impact on the listing of the Company’s ordinary shares, which will continue to be listed and traded on the NYSE American.

Continued listing and trading of the Company’s ordinary shares remain subject to the NYSE American’s applicable continued listing requirements and procedures, including its authority to take accelerated action under other listing standards. There can be no assurance that the Company’s compliance plan will be accepted, that the Company will regain compliance within the prescribed period, or that the Company will maintain its listing on NYSE American.

The notice further stated that, five business days following receipt, the Company would be added to NYSE American’s list of noncompliant issuers and a below-compliance indicator would be disseminated with the Company’s ticker symbol. The website designation and indicator will be removed when the Company has regained compliance with all applicable continued listing standards.

On October 5, 2026, the Company issued a press release announcing receipt of the notice. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Forward-Looking Statements

This report contains forward-looking statements, including statements concerning the Company’s intention to submit a compliance plan, its efforts to regain compliance with NYSE American’s continued listing standards and its ability to maintain its listing. These statements are based on management’s current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including the Company’s ability to develop and implement a compliance plan, NYSE Regulation’s acceptance of that plan, the Company’s future financial performance and stockholders’ equity, its ability to obtain financing if needed, and its compliance with other applicable listing requirements. Additional risks and uncertainties are described in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update these forward-looking statements, except as required by applicable law.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the Company, dated October 5, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Micropolis AI Robotics

Date: October 5, 2026	By:	/s/ Fareed Aljawhari
	Name:	Fareed Aljawhari
	Title:	Chief Executive Officer and Director

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